2-2-02

02017381

FILE NO 1-10936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of February, 02

Orbital Engine Corporation Limited

1 Whipple Street
Balcatta, Western Australia, 6021, Australia

ORBITAL
ENGINE CORPORATION LIMITED
A.C.N. 009 344 058

1 WHIPPLE STREET
BALCATTA WA 6021
AUSTRALIA
TELEPHONE: +61 8 9441 2311
FACSIMILE: +61 8 9441 2133
http://www.orbeng.com

ASX and MEDIA RELEASE: 22 February 2002
FOR IMMEDIATE RELEASE

ASX Code: OEC
NYSE Code: OE
Berlin Code: ORE
Frankfurt Code: OREA

ORBITAL – HALF YEAR RESULTS

PERTH, AUSTRALIA: Orbital Engine Corporation today announced an operating loss (before Texmaco provision) of $14.3 million for the six months ended 31 December 2001 compared to an operating loss of $16.2 million in the previous corresponding period. In addition Orbital has made a $6.4 million provision in respect of its investment in Indonesian licensee Texmaco, taking the total loss after tax to $20.7 million for the half year.

Orbital foreshadowed both the scale of the operating loss and the Texmaco provision in an announcement to the ASX on 19 December 2001.

Newly appointed CEO Peter Cook said the results, while foreshadowed some months ago, were clearly disappointing.

"These results highlight the challenges for the Company but they also point to the opportunities," Mr Cook said.

"They show that Orbital has achieved continued growth in system sales revenue, despite a contraction of the underlying marine market, and it is imperative that we achieve further growth in this area as well as other revenue streams."

"Licence and royalty income was stable while engineering revenue was halved, mainly reflecting the downturn in the US auto industry and the deferral of engineering programs. Current indications are that engineering revenue will increase during 2002."

"Nevertheless, we have already acted decisively to reduce operating costs and staffing levels to reflect the prevailing trading conditions. The results show a 16.4% reduction in overhead expenses and we will continue to keep a very tight rein on costs."

"An encouraging feature was the improved result from Synerject, the manufacturing joint venture owned 50:50 by Orbital and Siemens Automotive. Orbital's share of Synerject's net loss was $2.7 million compared to $6.6 million previously."

"Synerject's results have been steadily improving over the past 12 months and it is moving closer to the critical break-even level of trading."

Mr Cook commented that Orbital's business units were aiming to be more financially rigorous and commercially astute.

"With the benefit of hindsight, it is clear that Orbital has invested in projects that have not yet come to fruition. In future, we need to ensure that our money is invested in areas with prospects of earlier commercial returns."

Mr Cook reiterated Orbital's expectation of an improved operating result in the second half of the financial year, ending in June 2002.

"The forecast we released to the market on 19 December is unchanged. In the absence of any licence fees, we anticipate a second-half operating loss of approximately $5 million to $7 million."

Financial Results

Orbital's loss after tax for the half year ended 31 December 2001 of $20.7 million compares with a loss of $16.2 million in the corresponding period last year and can be summarised as follows: -

	Dec 2001 A$000's	Dec 2000 A$000's
Revenue		
Licence income	1,155	1,124
Royalties	1,213	1,255
System sales	16,919	14,078
Engineering	3,736	7,972
	23,023	24,429
Other Income		
Proceeds on sale of fixed assets	82	247
Other	60	47
	142	294
Total Revenue (Excluding Interest)	23,165	24,723
Cost of System sales	(15,919)	(13,125)
Gross Contribution	7,246	11,598
Overhead Expenses	(16,647)	(19,914)
Provision Texmaco Investment	(6,446)	-
Earnings before interest, tax, depreciation, amortisation & Synerject	(15,847)	(8,316)
Depreciation & Amortisation	(1,398)	(1,455)
Prepaid marketing Expense	(1,159)	(1,159)
Share of Synerject Net Loss	(2,694)	(6,606)
Net Interest Income	391	1,330
Operating loss before tax	(20,707)	(16,206)
Income tax (expense) credit	(30)	251
Operating loss after tax	(20,737)	(15,955)
Outside equity interest	-	(268)
Operating loss after tax attributable to members	(20,737)	(16,223)

Total revenue declined by 5.7% to $23.0 million. The three main revenue categories had varied contributions.

- Licence fees and royalties were in line with last year at $2.4 million.
- System sales were up 20.2% to $16.9 million, reflecting the introduction of new Orbital-equipped products in marine and recreation markets.
- As announced on 19 December 2001, the markets in which Orbital operates are depressed and this particularly affected engineering services, with revenue down 53.1% to $3.7 million.

Overhead expenses were down 16.4% to $16.6 million, due to the success of cost cutting initiatives put in place in the last 12 months. The total included $1.9 million of business reorganisation expenses, comprising redundancy expenses of $1.4 million and write-offs of non-current assets such as leasehold improvements. On 16 January, Orbital announced staff reductions to better align its capabilities with future business opportunities. The costs associated with these reductions are included in these results, with anticipated future savings of approximately $2 million per annum. All opportunities for further cost cutting within the group are being explored.

The Texmaco provision stemmed from a review of all non-current assets. Texmaco is a substantial manufacturing business and is continuing to work towards the production of Orbital Combustion Process (OCP) 2-stroke engines. However it has been adversely affected by economic and political trends in Indonesia and Orbital considers it prudent to make full provision for its investment.

Synerject, owned 50:50 by Orbital and Siemens Automotive, introduced major operational and structural changes during the last 12 months, including price increases and overhead reductions. As a result, Orbital's share of Synerject's net loss was $2.7 million compared to $6.6 million in the comparative half-year. This improvement was achieved in a tough trading environment with volumes in both the motorcycle and marine and recreation markets being affected. At this time, we anticipate that Synerject's performance will continue to improve and that Synerject will require minimal support from its parents.

Net cash outflow during the half year was $10.6 million compared to $19.1 million in the half year ending 31 December 2000. $4.5 million was required to support Synerject, and as noted above Synerject will require minimal support in the future. At 31 December 2001 Orbital had $22.1 million cash on hand.

The following table summarises the results under United States Generally Accepted Accounting Principles (US GAAP).

	US GAAP Dec 2001 US$000's	US GAAP Dec 2000 US$000's
Revenue		
Licence income	591	625
Royalties	621	698
System sales	8,657	7,827
Engineering	1,912	3,650
	11,781	12,800
Other Income		
Proceeds on sale of fixed assets	42	137
Other	31	26
	73	163
Total Revenue (Excluding Interest)	11,854	12,963
Cost of System sales	(8,147)	(7,298)
Gross Contribution	3,707	5,665
Overhead Expenses	(8,538)	(11,073)
Provision Texmaco Investment	(3,298)	-
Earnings before interest, tax, depreciation, amortisation & Synerject	(8,129)	(5,408)
Depreciation & Amortisation	(715)	(809)
Share of Synerject Net Loss	(1,379)	(2,890)
Stock Compensation	(156)	(318)
Net Interest Income	220	740
Operating loss before tax	(10,159)	(8,685)
Income tax expense	(202)	(177)
Operating loss after tax	(10,361)	(8,862)
Outside equity interest	-	(149)
Operating loss after tax attributable to members	(10,361)	(9,011)

REVIEW OF OPERATIONS

Automotive 4-stroke

Orbital continued working with some of the world's leading automotive producers and suppliers during the half-year. Highlights of the period included the unveiling by General Motors of the XV8 concept engine at the Frankfurt Motor Show. The XV8 incorporates an air-assisted direct fuel injection system jointly developed by Orbital and Delphi Automotive Systems, an Orbital licensee and the world's largest Tier 1 automotive supplier.

Orbital commenced a joint marketing program with Delphi. Joint presentations have been made to automotive companies around the world, generating an increased level of interest. Orbital and Delphi are also working on a joint evaluation vehicle that will be available for customer demonstrations and appraisals later in 2002. This program will focus on the demonstration of Orbital Combustion Process (OCP) direct injection (DI) technology for mass production.

In-vehicle testing of OCP DI was conducted with Johnson Matthey, the world's leading developer and supplier of automotive catalysts. An important milestone was achieving improved fuel economy in combination with reduced emissions, using standard 3-way catalyst technology that can tolerate the high sulphur levels in United States' fuel.

Orbital will present a paper outlining the latest developments in the successful application of OCP DI technology to turbo charged engines at the prestigious Society of Automotive Engineers annual congress in Detroit in March 2002.

Motorcycles

In the motorcycle sector, production programs with European producers are on schedule for product launches during the northern summer (i.e. mid 2002). Piaggio and Peugeot Motorcycles are both due to launch OCP products, joining Aprilia, which has already successfully launched two products.

It has recently been confirmed that incentives of 250 Euros per scooter, will be paid by way of rebate by Italian authorities to scooter manufacturers who achieve Euro II emission standards and fuel economy guidelines. Orbital's DI technology enables Italian manufacturers to achieve these hurdles and this will provide an extremely timely boost to sales of our product in this market place.

Orbital has increased its focus on the Asian market, which accounts for three quarters of the 22 million motorcycles sold worldwide. In countries like China, India, Thailand and Taiwan, there is mounting pressure to tighten emissions standards. Testing of OCP products in Asia is confirming the results achieved in Perth. Increased interest has also been shown in applying OCP technology to 3-wheeler vehicles, which are highly concentrated in city areas and are a major contributor to poor air quality.

Marine and Recreation

In the US marine market – which accounts for the majority of sales of OCP products - there is cautious optimism that sales will bounce back from the depressed levels during 2001. Low gasoline prices and interest rates, increasing US consumer confidence, and manufacturer specials have seen sales up 40% at this year's early boat shows.

During the half-year, Bombardier released a 4th jet boat featuring OCP DI technology on powerful 200 and 250 hp V6 engines. Joining the Utopia 185 and 205 and the Challenger 2000 is the X20 wakeboard jet boat, which combines high performance with low emissions and fuel consumption. This followed the release of the Sea-Doo LRV DI watercraft, which was Bombardier's 3rd OCP watercraft.

Tohatsu has begun shipments of its 3-cylinder 70hp TLDI outboard engine to customers worldwide. The new product is marketed under both Tohatsu and Nissan brand names and with its release, Tohatsu now features OCP technology on three of its four product families above 30 hp.

Synerject

Synerject, the 50:50 joint venture between Orbital and Siemens VDO, continues to play a vital role in the continued growth of Orbital products. Annual sales of Synerject have grown from US$13.5 million (A$26.5) in June 2000 to approximately US$25 million (A$50 million) anticipated this year. It has built a substantial business, with customers in the marine and recreation, European motorcycle and automotive markets. As volumes grow in Synerject's established markets we see Synerject realising its significant value. Synerject has been supplying the marine and recreation market for a number of years and by June 2002 will be supplying the three largest motorcycle manufacturers in Europe. This market penetration should be driven further by ever tightening emissions legislation. Synerject also continues to support Orbital automotive customers with the evaluation, development and pre-production of direct fuel injection equipment.

During its development phase Synerject's shareholders have funded a major investment program to expand the business and fund low volume production and launch costs of Synerject's customers. These costs have been expensed as incurred, generating losses as follows: -

Half-year ending	US$'m
30 June 2000	6.2
31 December 2000	7.4
30 June 2001	6.0
31 December 2001	2.9

Following recent cost and pricing actions within Synerject, and despite soft market conditions, we are confident that Synerject is close to break-even and in the near future will be profitable.

Over the past 12 months Orbital and Siemens VDO have explored restructuring Synerject's ownership, including the possible introduction of additional equity partners. The improved trading position of Synerject has meant that additional investment is no longer a priority. However, Siemens VDO and Orbital will continue to review the ownership of Synerject to ensure that we have the best partners to take up all opportunities that may deliver operational synergies and enhance growth prospects wherever possible.

ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine, recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt (OREA) Exchanges.

For further information:

CONTACTS: **Email – info@orbeng.com**
Australia: Mr Peter Cook - Chief Executive Officer
Mr Keith Halliwell - Chief Financial Officer
Tel: +61 8 9441 2311

CONTACTS: **Website – www.orbeng.com**
United States: Ms Roberta Saling
Tel: +1 517 423 6623

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ORBITAL ENGINE CORPORATION LIMITED

Date: 22 February 2002

By: ____________________
Name: John Abbott
Title Company Secretary